October 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Priscilla Dao

Jeff Kauten

Laura Veator

Stephen Krikorian

Re:	Informatica Inc.

Registration Statement on Form S-1

File No. 333-259963

Acceleration Request

Requested Date:	October 26, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Informatica Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-259963) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Steven V. Bernard at (650) 714-8525.

* * * *

Sincerely,

INFORMATICA INC.

/s/ Amit Walia
Amit Walia Chief Executive Officer, Informatica Inc.

cc:	Amit Walia, Informatica Inc.

Eric Brown, Informatica Inc.

Bradford Lewis, Informatica Inc.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Michael A. Moesel, Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Fenwick & West LLP

Michael A. Brown, Fenwick & West LLP

Michael S. Pilo, Fenwick & West LLP

[Signature Page to Acceleration Request]